SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): November 11,
2003

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events

The Dow Chemical Company issued a press release on November 11, 2003, the text of which is contained in the Exhibit filed herein.

Item 7. Financial Statements and Exhibits

The following exhibit is filed as a part of this report:

Exhibit No. 99

News Release – Andrew N. Liveris Elected Dow President and COO; William S. Stavropoulos Continues as Chairman and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 11, 2003   THE DOW CHEMICAL COMPANY

By: /S/ FRANK H. BROD
Name: Frank H. Brod
Title: Vice President and
       Controller

EXHIBIT INDEX

EXHIBIT NO. 99   DESCRIPTION

Andrew N. Liveris Elected Dow President and COO; William S. Stavropoulous Continues as Chairman and CEO